FILE NO. 48288.113726

August 8, 2007

VIA EDGAR CORRESPONDENCE, FACSIMILE and U.S. MAIL

Gregory S. Belliston, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:

DNAPrint Genomics, Inc.

Registration Statement on Form SB-2, Amendment 3

File No. 333-141991

Dear Mr. Belliston:

As a follow up to my letter yesterday, I advised my client to file an amendment to the Form 8-K, which includes the underlying Dutchess Agreement as an exhibit to the original Form 8-K dated July 24, 2007.  A copy is attached.

Accordingly, the agreement in question will be publicly available and filed prior to the staff’s processing the request for acceleration.

Also, please be advised that DNAPrint will be sending you a request for acceleration and is respectfully requesting acceleration of the subject registration statement on Friday, August 10, 2007, or soon thereafter as practical.

I trust that this satisfies the staff’s last remaining comment.

Very truly yours,

/s/  Michael T. Cronin

Michael T. Cronin

MTC/ej/412317

cc:

Richard Gabriel

Karen Surplus

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D. C.  20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES AND EXCHANGE ACT OF 1934.

July 24, 2007

Date of Report (Date of Earliest Event Reported)

DNAPrint Genomics, Inc.
(Exact name of registrant as specified in charter)

Utah	0-31905	59-2780520
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1621 West University Parkway, Sarasota, FL 34243
(Address of principal executive offices)

(941) 366-3400
(Registrant’s Telephone Number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

As previously reported on August 1, 2005, December 15, 2005, March 13, 2006, April 18, 2006, and May 19, 2006, the Registrant borrowed money from an affiliate of Dutchess Private Equities Fund, Ltd (“Dutchess”) pursuant to a series of notes (“Notes”) and incentive debentures (“Incentive Debentures”).

On July 24, 2007 the Registrant entered into a Letter Agreement with Dutchess whereby the Registrant will be permitted to repay a portion of the  Notes and Incentive Debentures owed to Dutchess through the issuance of stock and warrants in a planned future spinoff of the Registrant’s wholly-owned subsidiary, DNAPrint Pharmaceuticals, Inc. (“Pharmaceuticals”)  As part of the Letter Agreement, Dutchess consented to the transfer of certain assets to Pharmaceuticals and released its security interest in such assets and in the Pharmaceuticals’ common stock.

Under the terms of the Letter Agreement, Pharmaceuticals would issue up to 2,000,000 shares of its common stock to Dutchess after the spinoff as a payment on the Notes due by the Registrant to Dutchess.  As full repayment for the Incentive Debentures, the Registrant would also issue a warrant for 2,000,000 shares of Pharmaceuticals’ common stock to Dutchess which could be exercised at an exercise price of $0.01 per share (expiring July 31, 2012).  If the balance on the Incentive Debentures at the time of the spinoff is less than $2,000,000, the Registrant shall be deemed to have made a principle payment on the Notes in the amount of the shortfall.

Additionally, the Letter Agreement requires the Registrant to pay Dutchess a sum of 80% of the royalty income generated by Pharmaceuticals within 45 days after the end of each calendar quarter, and 4% of all other cash received by the Registrant from sales of goods or services during the preceding calendar quarter. This obligation will expire upon the full payment of the Notes and Incentive Debentures.

Item 9.01

FINANCIAL STATEMENTS AND EXHIBITS

(d)  The following item is filed as an exhibit to this report:

       Exhibit No.         Description

       10.66

Letter agreement between DNAPrint Genomics, Inc. and Dutchess Private Equities Fund, Ltd., dated July 20, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DNAPrint genomics, Inc.

By:	/s / Richard Gabriel
Richard Gabriel, President

EXHIBIT 10.66

Dutchess Capital Management, Ltd.

50 Commonwealth Ave.

Suite 2

Boston, MA 02116

July 20, 2007

DNAPrint Genomics, Inc.

1621 West University Parkway

Sarasota, FL  34243

Ladies and Gentlemen:

The parties acknowledge the accuracy of the following facts:

1.

DNAPrint Genomics, Inc. ("DNAPrint") is a party to an Investment Agreement dated March 30, 2007, with Dutchess Private Equities Fund, Ltd. as successor in interest to Dutchess Private Equities Fund, L.P. and Dutchess Private Equities Fund, II, L.P. (collectively, "Dutchess").

2.

In addition, DNAPrint has borrowed money from Dutchess pursuant to a series of promissory notes (collectively, the "Notes").

3.

Pursuant to the Notes, DNAPrint has issued to Dutchess certain incentive debentures (collectively the "Incentive Debentures").

4.

DNAPrint has established a wholly-owned subsidiary, DNAPrint Pharmaceuticals, Inc. ("Pharmaceuticals").  Pharmaceuticals proposes to offer certain equity securities to raise capital of up to $12 million (the "Offering").

5.

The parties desire to enter into certain transactions to facilitate the repayment of the Notes and the Incentive Debentures.

In view of the foregoing facts, the parties agree as follows:

1.

The parties agree that the outstanding principal balance of each Note as of June 30, 2007, is set forth in the following table:

Date Issued	Principal at 6/30/07
6/30/2005	0
8/1/2005	840,000
10/21/2005	0
12/15/2005	867,045
3/13/2006	549,881
4/18/2006	1,414,872
5/19/2006	1,300,000
6/30/2006	0

2.

Beginning on the date of this letter agreement, the payment amount described in this paragraph 2 shall be in addition to the payment amount currently provided under the Notes.  Within 45 days after the end of each calendar quarter, DNAPrint Genomics, Inc. shall pay to Dutchess a payment on the Notes equal to the sum of (i) 80% of the royalty income paid to DNAPrint Genomics, Inc. by Pharmaceuticals during the preceding calendar quarter, and (ii) 4% of all other cash received by DNAPrint Genomics, Inc. from sales of goods or services during the preceding calendar quarter.

3.

On the date on which the Pharmaceuticals common stock either (i) becomes subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934, or (ii) becomes listed or eligible for trading on any exchange or other trading system (the “Pharmaceuticals Issuance Date"), DNAPrint Genomics, Inc. shall cause Pharmaceuticals to issue to Dutchess warrants to purchase 2 million shares of Pharmaceuticals common stock, at an exercise price of $0.01 per share, expiring July 31, 2012.  Such warrants shall be issued in full payment of the Incentive Debentures, and immediately upon the issuance of such warrants, any and all Incentive Debentures shall be discharged in full, and Dutchess shall surrender to DNAPrint the original executed Incentive Debentures.  If the balance on the Incentives Debentures as of the Pharmaceuticals Issuance Date is less than $2 million (such difference being referred to as the "Shortfall"), then on such date, DNAPrint shall be deemed to have made a principal payment on the Notes in the amount of the Shortfall.

4.

On the Pharmaceuticals Issuance Date, DNAPrint shall cause Pharmaceuticals to issue to Dutchess up to 2 million shares of Pharmaceuticals common stock as a payment of amounts due under the Notes; provided, however, in no event shall DNAPrint be required to issue to Dutchess shares having a value in excess of the amounts then due under the Notes.  For purposes of determining the amount of such payment, the Pharmaceuticals common stock shall have a deemed value equal to the gross sales proceeds realized by Dutchess upon its disposition of such stock.

5.

Dutchess hereby consents to the formation of Pharmaceuticals and the transfer of assets to Pharmaceuticals and hereby releases its security interest in such assets and in the common stock of Pharmaceuticals.

6.

Except as explicitly set forth in this letter agreement, the Investment Agreement and the Notes shall remain in effect to the same extent that they were in effect prior to the date hereof.

Very truly yours,

Dutchess Private Equities Fund, Ltd.

By:	Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas H. Leighton
Douglas H. Leighton
Director

Accepted and agreed to:

DNAPrint Genomics, Inc.

By:	/s/ Richard Gabriel
Richard Gabriel
President